SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                                October 2001

                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)

        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F ___X__  Form 40-F _____


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes _____         No __X__


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


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01/CAT/18

Page 1 of 3

FOR IMMEDIATE RELEASE

07.00 BST 02.00 EST Wednesday 10 October 2001

For Further Information Contact:

Cambridge Antibody Technology          Square Mile BSMG Worldwide (Europe)
-----------------------------          -----------------------------------
Tel: +44 (0) 1763 263 233              Tel: +44 (0) 20  7601 1000
David Chiswell, Chief Executive
  Officer                              Kevin Smith
John Aston, Finance Director           Graham Herring
Rowena Gardner, Head of Corporate
  Communications


Merck and Co., Inc.                    BMC Communications/The Trout Group (USA)
-------------------                    ----------------------------------------
Tel: 908-423-3046                      Tel: 001 212 477 9007
Janet Skidmore, Director Merck         Brad Miles, ext 17 (media)
Research Laboratories Public Affairs   Brandon Lewis, ext.15 (investors)



              CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES PRODUCT
                DEVELOPMENT ALLIANCE WITH MERCK & CO., INC.

     Collaborative programme to develop novel drugs for the prevention and treatment of HIV-mediated infectious disease

Melbourn, UK...Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) announces today that it has entered into a collaboration and license agreement with Merck & Co., Inc. (NYSE: MRK) for the research and development of products specific for a key target involved in disease mediated by HIV.

Under the terms of the five-year agreement, Merck will provide proprietary technology and experience in HIV biology and CAT will provide its proprietary human phage antibody libraries. Merck receives exclusive rights to prophylactic and therapeutic

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products developed in collaboration with CAT against the specified viral target. CAT will receive an upfront technology access fee from Merck, clinical development milestones and royalties on the sale of products based on both human monoclonal antibodies and on non-antibody products validated using the CAT technology.

Dr. David Chiswell, CEO at CAT, commented "This new alliance with Merck, a global leader in microbial vaccine research, presents CAT with an exciting opportunity to share in the future success of antiviral drug development. CAT is committed to addressing unmet medical need through the discovery, development and commercialisation of novel antibody-based drugs. As CAT's first product development initiative in infectious disease, this alliance with Merck broadens the potential impact of CAT's proprietary technologies by examining both antibody and non-antibody approaches to the prevention and treatment of HIV infection and disease. CAT is extremely pleased to be Merck's first partner for research and development of human monoclonal antibodies, particularly in a disease area as challenging as AIDS, and looks forward to sharing in the future rewards of this alliance".

                                   -ENDS-

Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 250 people.
o    CAT is listed on the London Stock Exchange and on NASDAQ since
     June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has an extensive phage antibody library, currently incorporating more than 100 billion distinct antibodies. This library forms the basis for the company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Five human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's partners include: Eli Lilly, Pfizer, BASF Pharma (Abbott), Genetics Institute, Wyeth-Ayerst, Human Genome Sciences, Pharmacia, Oxford GlycoSciences, Genzyme, Immunex, Zyomyx, Elan and Xerion.

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Merck & Co., Inc.

o Merck & Co., Inc. is a leading research-driven pharmaceutical products and services company. Merck discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. Merck-Medco manages pharmacy benefits for employers, insurers and other plan sponsors, encouraging the appropriate use of medicines and providing disease management programs. Through these complementary capabilities, Merck works to improve quality of life and contain overall health-care costs.




Prophylatic: an agent that prevents the development of a condition or disease



This press release contains statements about Cambridge Antibody Technology Group plc (CAT) that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements

These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.



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                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Cambridge Antibody Technology Group PLC

         Date   24 October 2001         By         /s/ Rowena Gardner
               ------------------

                                        Name:      Rowena Gardner

                                        Title:     Head of Corporate
                                                   Communications